Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

May 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form S-1
Filed April 24, 2024, as amended
File No. 333-278890

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied DNA Sciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-278890) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Monday, May 20, 2024 at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Todd Kornfeld, Esq. of McDermott Will & Emery LLP at (212) 547-5890.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

APPLIED DNA SCIENCES, INC.

By:	/s/ James Hayward
	Name:	James Hayward
	Title:	Chief Executive Officer

cc: Todd Kornfeld, McDermott Will & Emery LLP